                                 United States
                      Securities and Exchange Commission
--------------------------------------------------------------------------------
                             Washington, DC 20549

                                   FORM 6-K

                           Report of Foreign Issuer

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                   For the quarter ended September 30, 2000

                       Commission File Number 333-72195

                         Infosys Technologies Limited
            (Exact name of Registrant as specified in its charter)


                                Not Applicable
                (Translation of Registrant's name into English)

                          Bangalore, Karnataka, India
                (Jurisdiction of incorporation or organization)


                         Electronics City, Hosur Road,
                             Bangalore, Karnataka
                                 India 561 229
                                +91-80-852-0261
                   (Address of principal executive offices)


Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F ...........x...........     Form 40-F .......................


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

    Yes .............................     No ...........x..................


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

    Not applicable.

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States, references to "EUR" or "Euro" are to the legal currency of the European Union and references to "Rs" or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of September 30, 2000, which was Rs. 46.06 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                        Part I - Financial Information
--------------------------------------------------------------------------------

Item 1.   Financial Statements

Balance Sheets as of
------------------------------------------------------------------------------------------------------------------
                                                      September 30, 2000   September 30, 1999       March 31, 2000
                                                             (Unaudited)          (Unaudited)            (Audited)
------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  $ 116,475,448        $ 104,131,114        $ 116,599,486
Trade accounts receivable, net of allowances                  52,826,967           30,626,659           31,233,515
Prepaid expenses and other current assets                     13,255,567            7,482,365           11,256,295
==================================================================================================================
Total current assets                                         182,557,982          142,240,138          159,089,296

Property, plant and equipment - net                           79,371,264           32,221,795           47,554,772
Deferred income taxes                                          2,877,129            1,350,849            2,566,266
Investments                                                    8,270,443              177,938            3,177,938
Other assets                                                   6,809,063            5,225,443            6,894,598
------------------------------------------------------------------------------------------------------------------
Total assets                                               $ 279,885,881        $ 181,216,163        $ 219,282,870
==================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                           $      44,587        $      52,663        $     976,840
Client deposits                                                2,061,910               88,642              425,724
Other accrued liabilities                                     16,076,816           10,694,035           13,835,635
Income taxes payable                                           2,355,740            1,763,189            1,878,977
Unearned revenue                                              15,971,299            6,368,878            4,029,173
==================================================================================================================
Total current liabilities                                     36,510,352           18,967,407           21,146,349

------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

Common stock, $ 0.16 par value; 100,000,000 equity shares authorized, Issued and outstanding - 66,151,367, 66,138,800 and 66,150,700 as of September 30, 2000,
September 30, 1999 and March 31, 2000

                                                               8,593,585            8,592,137            8,593,510
Additional paid-in-capital                                   121,529,268          121,403,339          121,506,726
Accumulated other comprehensive income                       (26,112,795)         (14,033,267)         (14,137,933)
Deferred stock compensation                                  (15,047,221)         (20,173,346)         (17,598,813)
Retained earnings                                            154,412,692           66,459,893           99,773,031
==================================================================================================================
Total stockholders' equity                                   243,375,529          162,248,756          198,136,521

------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $ 279,885,881        $ 181,216,163        $ 219,282,870
==================================================================================================================

See accompanying notes to financial statements


                                    Assets
                              September 30, 2000

                    Cash and cash equivalents          42%
                    Property, Plant and equipment      28%
                    Accounts receivable                19%
                    Others                             11%

                     Liabilities and Stockholders' Equity
                              September 30, 2000

                    Current liabilities                13%
                    Stockholders' Equity               87%

Statements of Income

---------------------------------------------------------------------------------------------------------------------------
                                                    Three months ended              Six months ended             Year ended
                                                      September 30,                   September 30,          March 31, 2000
                                                ------------------------------------------------------------
                                                        2000            1999            2000           1999
                                                 (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)       (Audited)
---------------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues                                        $ 97,939,050    $ 47,941,680   $ 178,196,883   $ 87,670,580    $203,443,754
Cost of revenues                                  50,198,315      26,103,672      92,160,476     46,723,936     111,080,546
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                      47,740,735      21,838,008      86,036,407     40,946,644      92,363,208
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Selling and marketing expenses                     4,994,025       1,665,122       9,191,540      4,154,480       9,643,970
General and administrative expenses                9,274,568       4,264,873      15,691,481      7,327,571      17,102,550
Amortization of stock compensation expense         1,275,796       1,293,002       2,551,592      2,543,102       5,117,635
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                          15,544,389       7,222,997      27,434,613     14,025,153      31,864,155
---------------------------------------------------------------------------------------------------------------------------
Operating income                                  32,196,346      14,615,011      58,601,794     26,921,491      60,499,053
Other income, net                                  4,292,181       2,205,581       7,695,238      5,416,282       9,038,792
===========================================================================================================================
Income before income taxes                        36,488,527      16,820,592      66,297,032     32,337,773      69,537,845
Provision for income taxes                         3,706,641       2,100,081       6,683,473      4,306,383       8,193,317
---------------------------------------------------------------------------------------------------------------------------
Net income                                      $ 32,781,886    $ 14,720,511   $  59,613,559   $ 28,031,390    $ 61,344,528
===========================================================================================================================
EARNINGS PER EQUITY SHARE
Basic                                           $       0.50    $       0.22    $       0.90   $       0.42    $       0.93
Diluted                                         $       0.49    $       0.22    $       0.89   $       0.42    $       0.93

WEIGHTED EQUITY SHARES USED IN COMPUTING
EARNINGS PER EQUITY SHARE
Basic                                             65,941,034      65,671,534      65,959,151     65,680,100      65,659,625
Diluted                                           66,912,722      65,671,534      67,097,321     65,680,100      65,863,990
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

Statements of Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------------
(Information as of and for the six months ended September 30, 2000 and September 30, 1999 is unaudited)

--------------------------------------------------------------------------------------------------------------------------------
                                       Common Stock          Additional paid          Comp-     Accumulated       Deferred stock
-----------------------------------------------------------
                                       Shares       Amount       -in capital     -rehensive     other comp-         compensation
                                                                                     income      -rehensive                   on
                                                                                                   income
--------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998       64,068,800  $ 4,545,811     $ 24,415,920                    $ (7,042,229)      $  (7,831,445)
-------------------------------------------------------------------------------------------------------------------------------
Stock split                            -         3,800,949           -                                -                  -
Cash dividends declared                -            -                -                                -                  -
Common stock issued                 2,070,000      245,377       70,134,623                           -                  -
ADR issue expenses                                               (4,108,924)
Compensation related to stock
    option grants                      -            -            30,407,892                           -             (30,407,892)
Amortization of compensation
    related to stock option grants     -            -                -                                -              16,552,538
Comprehensive income
  Net income available for
    common stockholders                -            -                -        $ 17,446,088            -                  -
  Other comprehensive income
    Translation adjustment             -            -                -          (2,058,433)      (2,058,433)             -
                                                                              ------------
Comprehensive income                   -            -                -        $ 15,387,655            -                  -
                                                                              ============
Adjustment on de-consolidation         -            -                -                                -                  -
    of subsidiary
Repayment of loan to trust             -            -                -                                -                  -
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999       66,138,800    8,592,137      120,849,511                      (9,100,662)        (21,686,799)
-------------------------------------------------------------------------------------------------------------------------------
Common stock issued                    -            -              (475,821)                          -                  -
Cash dividends declared                -            -                -                                -                  -
Compensation related to stock
    option grants                      -            -             1,029,649                           -              (1,029,649)
Amortization of compensation
    related to stock option grants     -            -                -                                -               2,543,102
Comprehensive income
  Net income available for
    common stockholders                -            -                -        $ 28,031,390            -                  -
  Other comprehensive income
    Translation adjustment             -            -                -          (4,932,605       (4,932,605)             -
                                                                              ------------
Comprehensive income                   -            -                -        $ 23,098,785            -                  -
                                                                              ============
-------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 1999   66,138,800  $ 8,592,137     $121,403,339                    $(14,033,267)      $ (20,173,346)
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                                        in $ except share numbers
---------------------------------------------------------------------------------
                                      Loan to Trust     Retained            Total
-----------------------------------
                                                        earnings    Stockholders'
                                                                           equity
---------------------------------------------------------------------------------
Balance as of March 31, 1998       $ (936,365)     $ 27,994,268      $ 41,145,960
---------------------------------------------------------------------------------
Stock split                             -            (3,800,949)           -
Cash dividends declared                 -            (3,152,863)       (3,152,863)
Common stock issued                     -                 -            70,380,000
ADR issue expenses                                                     (4,108,924)
Compensation related to stock
    option grants                       -                 -                -
Amortization of compensation
    related to stock option grants      -                 -            16,552,538
Comprehensive income
  Net income available for
    common stockholders                 -            17,446,088        17,446,088
  Other comprehensive income
    Translation adjustment              -                 -            (2,058,433)
Comprehensive income                    -                 -                -
Adjustment on de-consolidation          -             2,468,831         2,468,831
    of subsidiary
Repayment of loan to trust             936,365            -               936,365
---------------------------------------------------------------------------------
Balance as of March 31, 1999            -            40,955,375       139,609,562
---------------------------------------------------------------------------------
Common stock issued                     -                 -              (475,821)
Cash dividends declared                              (2,526,872)       (2,526,872)
Compensation related to stock
    option grants                       -                 -                -
Amortization of compensation
    related to stock option grants      -                 -             2,543,102
Comprehensive income
  Net income available for
    common stockholders                 -            28,031,390        28,031,390
  Other comprehensive income
    Translation adjustment              -                 -            (4,932,605)
Comprehensive income                    -                 -                -
---------------------------------------------------------------------------------
Balance as of September 30, 1999        -           $66,459,893     $ 162,248,756
---------------------------------------------------------------------------------

Statements of Stockholders' Equity (contd.)
------------------------------------------------------------------------------------------------------------------------------------
(Information as of and for the six months ended September 30, 2000 and September 30, 1999 is unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                       Common Stock               Additional       Comp-   Accumulated    Deferred stock   Loan to
                                     -------------------
                                     Shares       Amount     paid-in capital  -rehensive   other comp-      compensation     Trust
                                                                                  income    -rehensive
                                                                                                income
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 1999   66,138,800  $ 8,592,137   $ 121,403,339                  $(14,033,267) $ (20,173,346)        -
------------------------------------------------------------------------------------------------------------------------------------
Common stock issued                    11,900        1,373         881,310                             -              -         -
ADR issue expenses                                                (777,923)
Amortization of compensation
    related to stock option grants          -            -               -                             -      2,574,533         -
Comprehensive income
  Net income available for
    common stockholders                     -            -               -     $ 33,313,138            -              -         -
  Other comprehensive income
    Translation adjustment                  -            -               -         (104,666)    (104,666)             -         -
                                                                               ------------
Comprehensive income                        -            -               -     $ 33,208,472            -              -         -
------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000       66,150,700    8,593,510     121,506,726                   (14,137,933)   (17,598,813)        -
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                              -            -               -                             -              -         -
Common stock issued                       667           75          22,542                             -              -         -
Amortization of compensation
    related to stock option grants          -            -               -                             -      2,551,592         -
Comprehensive income
  Net income available for
    common stockholders                     -            -               -     $ 59,613,559            -              -         -
  Other comprehensive income
    Translation adjustment                  -            -               -      (11,974,862) (11,974,862)             -         -
                                                                               ------------
 Comprehensive income                       -            -               -     $ 47,638,697            -              -         -
-------------------------------------------------------------------------------============-----------------------------------------
Balance as of September 30, 2000   66,151,367  $ 8,593,585   $ 121,529,268                  $(26,112,795) $ (15,047,221)        -
===============================================================================             ========================================

                                      in $ except share numbers
---------------------------------------------------------------
                                       Retained           Total

                                       earnings   stockholders'
                                                         equity

---------------------------------------------------------------
Balance as of September 30, 1999   $ 66,459,893   $ 162,248,756
---------------------------------------------------------------
Common stock issued                           -         882,683
ADR issue expenses                                     (777,923)
Amortization of compensation
    related to stock option grants            -       2,574,533
Comprehensive income
  Net income available for
    common stockholders              33,313,138      33,313,138
  Other comprehensive income
    Translation adjustment                    -        (104,666)

Comprehensive income                          -               -
---------------------------------------------------------------
Balance as of March 31, 2000         99,773,031     198,136,521
---------------------------------------------------------------
Cash dividends                       (4,973,898)     (4,973,898)
Common stock issued                           -          22,617
Amortization of compensation
    related to stock option grants            -       2,551,592
Comprehensive income
  Net income available for
    common stockholders              59,613,559      59,613,559
  Other comprehensive income
    Translation adjustment                    -     (11,974,862)

 Comprehensive income                         -               -
---------------------------------------------------------------
Balance as of September 30, 2000   $154,412,692   $ 243,375,529
===============================================================

     See accompanying notes to financial statements

Statement of cash flows
-----------------------------------------------------------------------------------------------------------
                                                             Six months ended                    Year ended
                                                             ----------------
                                                       September 30,      September 30,      March 31, 2000
                                                                2000               1999           (Audited)
                                                         (Unaudited)        (Unaudited)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $  59,613,559      $  28,031,390       $  61,344,528
Adjustments to reconcile net income to net cash
provided by operating activities
Loss/(gain) on sale of property, plant and
    equipment                                                  1,199            (10,749)            (20,153)
Depreciation                                               9,316,317          4,641,216          12,268,169
Deferred tax expense/(benefit)                              (310,863)           364,526            (850,891)
Amortization of deferred stock compensation
    expense                                                2,551,592          2,543,102           5,117,635
Changes in assets and liabilities
Trade accounts receivable                                (21,593,452)       (10,569,981)        (11,176,837)
Prepaid expenses and other current assets                   (910,657)        (1,747,042)         (2,390,039)
Income taxes                                                 476,763            807,392             923,180
Accounts payable                                            (932,253)           (22,642)            901,535
Client deposits                                            1,636,186             70,122             407,204
Unearned revenue                                          11,942,126          1,770,266            (569,439)
Other accrued liabilities                                  2,212,335          2,294,235           5,435,835
===========================================================================================================
Net cash provided by operating activities                 64,002,852         28,171,835          71,390,727
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on property, plant and equipment             (41,139,302)       (12,965,199)        (35,926,030)
Proceeds from sale of property, plant and
    equipment                                                  5,294             13,250              23,555
Loans to employees                                        (1,003,080)        (2,028,437)         (6,828,525)
Purchase of investments                                   (5,092,505)                 -          (3,000,000)
===========================================================================================================
Net cash used in investing activities                    (47,229,593)       (14,980,386)        (45,731,000)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of equity shares                       22,617           (475,821)            406,862
ADR issue expenses                                                 -                  -            (777,923)
Payment of cash dividends                                 (4,945,052)        (2,526,872)         (2,526,872)
===========================================================================================================
Net cash used in financing activities                     (4,922,435)        (3,002,693)         (2,897,933)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                  (11,974,862)        (4,932,605)         (5,037,271)
Net increase in cash and cash equivalents during
    the period                                              (124,038)         5,256,151          17,724,523
Cash and cash equivalents at the beginning of
    the period                                           116,599,486         98,874,963          98,874,963
===========================================================================================================
Cash and cash equivalents at the end of the            $ 116,475,448      $ 104,131,114       $ 116,599,486
period
===========================================================================================================

Supplementary information:
Cash paid towards taxes                                $   6,206,710      $   3,498,991       $   7,270,137

See accompanying notes to financial statements

Notes to Financial Statements as of and for the six months ended
September 30, 2000
--------------------------------------------------------------------------------

1    Company overview and significant accounting policies

1.1       Company overview

     Infosys Technologies Limited (the "company") is a publicly held company providing information technology ("IT") solutions principally to Fortune 1000 and emerging new economy companies. Infosys' range of services includes IT consulting, IT architecture, application development, e-commerce and Internet consulting, and software maintenance. In addition, the company develops and markets certain software products. Headquartered in Bangalore, India, the company has 17 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company also maintains offices throughout North America, Europe and Asia.

1.2       Basis of preparation of financial statements

     The accompanying financial statements are prepared in accordance with US Generally Accepted Accounting Principles ("GAAP"). All amounts are stated in US dollars, except as specified.

1.3       Principles of consolidation

     The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra in fiscal 1999. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of US$ 15 million to unrelated existing and new investors, reducing the company's voting control to approximately 25%. In July 2000, Yantra sold Series D Convertible Preferred Stock amounting to $ 40 million, to unrelated existing and new investors, further reducing the company's voting control to approximately 16%.

     The company owns 63% of the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, the company recognized no losses of Yantra after October 20, 1998. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 were credited to retained earnings.

     Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra are eliminated.

1.4       Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the period. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

1.5       Revenue recognition

     The company derives its revenues primarily from software services and also from the licensing of software products. Revenue for time-and-material contracts is recognized as the related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a fixed period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with the support services are accrued at the time related revenues are recorded.

     Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advances for software products, such amounts are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.6       Cash and cash equivalents

     The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.7       Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

          Buildings                                   15 years

          Furniture and fixtures                      5 years

          Computer equipment                          2-5 years

          Plant and equipment                         5 years

          Vehicles                                    5 years

     The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed in the six months ended September 30, 2000 and September 30, 1999 and in fiscal 2000 was $ 4,391,188, $ 2,150,559 and
     $ 3,816,840 respectively.

     Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as "Capital work-in-progress".

1.8       Impairment of long-lived assets

     The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9       Research and development

     Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility are not significant and are expensed as incurred.

1.10      Foreign currency translation

     The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee ("Rs."). The translation of Rs to US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11      Foreign currency transactions

     The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

1.12      Earnings per share

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.13      Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.14      Fair value of financial instruments

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.15      Concentration of risk

     Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management's opinion, as of September 30, 2000, September 30, 1999 and March 31, 2000, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.16      Retirement benefits to employees

     1.16.1    Gratuity

     In accordance with Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. The company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust") on April 1, 1997. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     1.16.2    Superannuation

     Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution plan maintained by the company. The plan is termed the superannuation plan (the "plan") to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

     1.16.3    Provident fund

     In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the plan, each equal to 12% of each covered employee's salary. The company established a provident fund trust in August 1996, to which a part of the contributions are made each month. The remainder of the contributions is made to the Government's provident fund. The company has no further obligations under provident fund beyond its monthly contributions.

1.17      Investments

     Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "Available-for-sale securities".

     Investment securities designated as "available-for-sale" are carried at their fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.18      Stock-based compensation

     The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

1.19      Dividends

     Dividends are recognized on actual payment.

1.20      Notes to financial statements

     1.20.1    Cash and cash equivalents

     The cost and fair values for cash and cash equivalents as of September 30, 2000 and 1999 and March 31, 2000, respectively are as follows:

      --------------------------------------------------------------------------------------------- ----------------------
                                                                       As of September 30,                 As of March 31,
                                                              -----------------------------------------
                                                                            2000               1999                   2000
      ---------------------------------------------------------------------------------------------------------------------
      Cost and fair values
         Cash and bank deposits                                     $ 92,216,742       $ 86,665,237           $ 99,035,223
         Deposits with corporations                                   24,258,706         17,465,877             17,564,263
      ---------------------------------------------------------------------------------------------------------------------
                                                              ------------------- ------------------ ----------------------
                                                                   $ 116,475,448      $ 104,131,114           $116,599,486
      =====================================================================================================================

     1.20.2   Trade accounts receivable

     Trade accounts receivable, as of September 30, 2000 and 1999 and March 31, 2000, net of allowance for doubtful accounts of $ 1,550,118, $ 724,337 and $ 507,487, respectively amounted to $ 52,826,967, $ 30,626,659 and $
     31,233,515, respectively. The age profile of trade accounts receivable is given below.

                                                                                                                      in %
      --------------------------------------------------------------------------------------------------------------------
                                                                       As of September 30,                 As of March 31,
                                                              ---------------------------------------
      Period (in days)                                                      2000                1999                  2000
      ---------------------------------------------------------------------------------------------------------------------
      0 - 30                                                                75.6                53.6                  64.7
      31 - 60                                                               13.6                33.0                  31.8
      61 - 90                                                                6.7                10.3                   1.8
      More than 90                                                           4.1                 3.1                   1.7
      ---------------------------------------------------------------------------------------------------------------------
                                                              ------------------  ------------------- ---------------------
                                                                           100.0               100.0                 100.0
      =====================================================================================================================

     Trade accounts receivable includes accounts receivable from Yantra amounting to $ 389,460, September 30, 2000 and 1999 and March 31, 2000, respectively.

     1.20.3    Prepaid expenses and other current assets
     Prepaid expenses and other current assets consist of the following:

      -------------------------------------------------------------------------------------------------------------------
                                                                       As of September 30,                 As of March 31,
                                                              ---------------------------------------
                                                                            2000                1999                 2000
      -------------------------------------------------------------------------------------------------------------------
      Prepaid expenses                                               $ 4,378,992         $ 2,291,132            3,602,334
      Rent deposits                                                    1,995,378           1,594,247            1,798,738
      Deposits with government organizations                             527,971             334,066              721,476
      Loans to employees                                               6,202,867           3,218,805            5,114,253
      Costs in excess of billings                                         70,729               -                    -
      Other advances                                                      79,630              44,115               19,494
      -------------------------------------------------------------------------------------------------------------------
                                                              ------------------    ------------------   ----------------
                                                                    $ 13,255,567         $ 7,482,365         $ 11,256,295
      ===================================================================================================================

     Other advances represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies. Costs in excess of billings represent costs incurred on fixed price contracts in respect of which milestones are yet to be achieved.

1.20.4  Property, plant and equipment - net

Property, plant and equipment consist of the following:

--------------------------------------------------------------------------------------------
                                          As of September 30,               As of March 31,
                                      ---------------------------------
                                               2000               1999                 2000
--------------------------------------------------------------------------------------------
 Land                                   $  6,507,118       $  2,590,065         $  4,833,786
 Buildings                                24,548,112          8,336,877           13,509,409
 Furniture and fixtures                   13,667,773          5,707,273            9,156,208
 Computer equipment                       32,139,230         21,312,132           25,742,780
 Plant and equipment                      17,816,936          8,192,230           11,871,138
 Vehicles                                     26,723             31,306               31,292
 Capital work-in-progress                 22,730,386          9,474,515           13,064,301
--------------------------------------------------------------------------------------------
                                         117,436,278         55,644,398           78,208,914
 Accumulated depreciation                (38,065,104)       (23,422,603)         (30,654,142)
============================================================================================
                                        $ 79,371,264       $ 32,221,795         $ 47,554,772

============================================================================================

Depreciation expense amounted $ 9,316,317, $ 4,641,216 and $ 12,268,169 for the six months ended September 30, 2000 and September 30, 1999 and fiscal 2000, respectively.

1.20.5 Investments

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities by major investment type and class of investment are as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                                      Gross            Gross
                                                                                 unrealized       unrealized
                                                             Amortized cost   holding gains   holding losses    Fair value
---------------------------------------------------------------------------------------------------------------------------
 As of September 30, 2000
 M-Commerce Ventures Pte Ltd - 20 units, each unit
     representing 1 Ordinary Share of S$ 1 each at par
     and 9 Redeemable Preference Shares of S$ 1 each
     at par, with a premium of S$ 1,110 per
     Redeemable Preference Share                             $   112,235           -                -           $   112,235
 Asia Net Media BVI Limited - 30,000,000 Ordinary
     Shares, par value $ 0.01 each                             1,500,000           -                -             1,500,000
 Alpha Thinx Mobile Services AG - 27,790 Bearer
     Shares, par value EUR 1 each                                480,300           -                -               480,300
 EC Cubed Inc. - 1,300,108 Series D Convertible
     Preferred Stock, par value $ 0.0001 each                  3,000,000           -                -             3,000,000
 CiDRA Corporation - 33,333 Series D Convertible
     Preferred Stock, par value $ 0.01 each                    2,999,970           -                -             2,999,970
 JASDIC Park Company - 480 Common Stock, par
   value (Yen) 50,000 each                                       177,576           -                -               177,576
 Others                                                              362           -                -                   362
===========================================================================================================================
                                                             $ 8,270,443           -                -           $ 8,270,443

===========================================================================================================================

 As of September 30, 1999
 JASDIC Park Company - 480 Common Stock, par
   value (Yen) 50,000 each                                   $   177,576           -                -           $   177,576
 Others                                                              362           -                -                   362
===========================================================================================================================
                                                             $   177,938           -                -           $   177,938

===========================================================================================================================

 As of March 31, 2000
 EC Cubed Inc. - 1,300,108 Series D Convertible
     Preferred Stock, par value $ 0.0001 each                $ 3,000,000           -                -           $ 3,000,000
 JASDIC Park Company - 480 Common Stock, par
   value (Yen) 50,000 each                                       177,576           -                -               177,576
 Others                                                              362           -                -                   362
===========================================================================================================================
                                                             $ 3,177,938           -                -           $ 3,177,938

===========================================================================================================================

1.20.6  Other assets

Other assets mainly represent the non-current portion of loans to employees.

1.20.7  Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of September 30, 2000 and 1999 and March 31, 2000, amounts receivable from officers amounting to $ 204,730, $ 421,608 and $ 309,835, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

The required repayments of loans by employees are as detailed below.

-------------------------------------------------------------------------------------
                                       As of September 30,            As of March 31,
                                ---------------------------------
                                        2000                1999                 2000
-------------------------------------------------------------------------------------
 2000                                       -        $ 3,218,805                    -
 2001                            $  6,202,867          1,427,633         $  5,114,252
 2002                               2,051,248          1,120,968            1,887,808
 2003                               1,415,237            726,489            1,383,397
 2004                                 826,563            567,179              861,752
 2005                                 640,456                  -              696,581
 Thereafter                         1,875,559          1,383,174            2,065,061
-------------------------------------------------------------------------------------
 Total                           $ 13,011,930        $ 8,444,248         $ 12,008,851

=====================================================================================

The estimated fair values of related party receivables amounted to $ 9,953,461, $ 7,924,089 and $ 8,959,996 as of September 30, 2000, September 30, 1999 and
March 31, 2000, respectively. These amounts were determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

1.20.8  Other accrued liabilities

Other accrued liabilities comprise the following:

---------------------------------------------------------------------------------------------------------
                                                         As of September  30,             As of March 31,
                                                  ----------------------------------
                                                           2000                1999                  2000
---------------------------------------------------------------------------------------------------------
 Accrued compensation to staff                      $  8,603,416        $ 4,284,300          $  7,747,965
 Accrued dividends                                        94,718          2,582,829                65,872
 Provision for post sales client support               1,374,475          1,189,182             1,265,849
 Employee withholding taxes payable                        -                  -                 1,530,832
 Others                                                6,004,207          2,637,724             3,225,117
---------------------------------------------------------------------------------------------------------
                                                    $ 16,076,816       $ 10,694,035          $ 13,835,635

=========================================================================================================

1.20.9  Employee post retirement benefits

1.20.9.1   Gratuity

The company recognized net costs in relation to the Gratuity Plan in the financial statements amounting to $ 1,653,699, $ 735,483 and $ 4,474,274 for the six months ended September 30, 2000 and September 30, 1999 and fiscal 2000, respectively.

1.20.9.2   Superannuation
The company contributed $ 387,397, $ 112,612 and $ 244,248 to the superannuation plan in the six months ended September 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.9.3   Provident fund

The company contributed $ 1,010,547, $ 547,827 and $ 1,198,772 to the provident fund in the six months ended September 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.10    Preferred stock of Yantra

In September 1997, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $ 0.01 per share ("Series A Convertible Preferred") at $ 0.75 per share for $ 3,750,000 in cash. The related offering costs of $ 49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the company was eliminated upon consolidation. Preferred stock issued to third party investors was reported in the balance sheet as preferred stock of subsidiary.

In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $ 0.01 per share ("Series B Convertible Preferred") at $ 1.25 per share for $ 6,000,000 in cash to venture capitalists. The related offering costs of $ 44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $ 0.01 per share ("Series B-1 Convertible Preferred"), at $ 0.01 per share for $ 8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.

Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $ 10,000,000 or more; or (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($ 0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $ 0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $ 0.75 per share plus accrued but unpaid dividends.

The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $ 879,042 to a third party investor for $ 1,500,000 thereby recognizing a gain of $ 620,958 and reducing its voting interest in Yantra to approximately 47%. The company accounted for Yantra by the equity method. Deconsolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $ 2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $ 4,445,903, over the company's residual investment basis in Yantra amounting to $ 1,977,072.

1.20.11  Stockholders' equity

The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. Also, in November 1999, the board of directors authorized a two-for-one stock split of the company's equity shares, whereby each issued and outstanding equity share, par value $ 0.32 each, was split into two equity shares, par value $ 0.16 each. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the stock splits.

1.20.12 Equity shares

1.20.12.1  Voting

Each holder of equity shares is entitled to one vote per share.

1.20.12.2  Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and pro rata from the date of holding such shares. The company declared a cash dividend of $ 4,973,898 during the six months ended September 30, 2000.

Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable taxes.

1.20.12.3  Liquidation

In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the stockholders.

1.20.12.4  Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

1.20.13 Other income, net

Other income, net, consists of the following:

     ----------------------------------------------------------------------------------------------------------------------
                                                                        Six months ended                        Year ended
                                                             ----------------------------------------
                                                              September 30, 2000      September 30, 1999    March 31, 2000
     ----------------------------------------------------------------------------------------------------------------------
      Interest income and others                                     $ 3,892,440         $ 2,849,746           $ 5,729,653
      Income from sale of special import licenses                         15,084             301,166               426,407
      Exchange gains                                                   3,787,714           2,265,370             2,882,732
      ---------------------------------------------------------------------------------------------------------------------
      ---------------------------------------------------      -----------------    ----------------     -----------------
                                                                     $ 7,695,238         $ 5,416,282           $ 9,038,792
     ======================================================================================================================

     1.20.14  Operating leases

     The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases in the six months ended September 30, 2000 and 1999 and in fiscal 2000 were $ 1,545,988, $ 1,025,112 and $ 2,387,334, respectively. The operating leases are cancelable at the company's option. The company leases some of its office space under several non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

                     ---------------------------------------------------------------------
                     Year ending September 30,
                     ---------------------------------------------------------------------
                     2001                                                     $ 1,270,307
                     2002                                                       1,174,686
                     2003                                                       1,201,407
                     2004                                                       1,124,559
                     2005                                                         636,333
                     Thereafter                                                 1,173,233
                     ---------------------------------------------------------------------
                                                                              $ 6,580,525
                     =====================================================================

     1.20.15  Research and development

     General and administrative expenses in the accompanying statements of income include research and development expenses of $ 1,623,703, $ 899,586 and $ 1,904,123 for the six months ended September 30, 2000 and 1999 and fiscal 2000, respectively.

     1.20.16  Employees' Stock Offer Plans ("ESOP")

     1994 Employees Stock Offer Plan (the "1994 Plan"): In September 1994, the company established the 1994 Plan which provided for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 1 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Rs. 1 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

     In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the 1994 Plan. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the 1994 Plan. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of September 30, 2000, the company's outstanding equity shares included 558,800 equity shares held by the Trust of which 334,200 equity shares were allotted to employees, subject to vesting provisions and are included in the calculation of basic and diluted earnings per share. The remaining 224,600 equity shares were not considered outstanding for purposes of calculating diluted earnings per share. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

     The company has elected to use the intrinsic value-based method of APB 25 to account for its employee stock-based compensation plan. Accordingly, in the six months ended September 30, 2000 the company recorded no deferred compensation and for the six months ended September 30, 1999 and for fiscal 2000, the company recorded deferred compensation of $ 1,029,649 and $ 1,029,649, respectively for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

     In fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its stockholders including participants in the 1994 Plan in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

     1998 Employees Stock Offer Plan (the "1998 Plan"). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares ("ADS") to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The board of directors or a committee of the board may administer the 1998 Plan. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

     1999 Stock Offer Plan (the "1999 Plan"). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising a maximum of seven members, the majority of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value ("FMV"). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in the six months ended September 30, 2000 and 1999 and in fiscal 2000 is set out below.

      ---------------------------------------------------------------------------------------------------------------------
                                                  Six months ended          Six months ended             Year ended
                                                 September 30, 2000        September 30, 1999          March 31, 2000
                                              -----------------------------------------------------------------------------
                                                             Weighted                  Weighted                  Weighted
                                                    Shares   average         Shares    average          Shares   average
                                               arising out   exercise   arising out    exercise    arising out   exercise
                                                of options   price      of options     price       of options    price
      ---------------------------------------------------------------------------------------------------------------------
      1994 Option plan:
      Outstanding at the beginning of the
         period                                    341,400                   328,000                   328,000
      Granted                                            -           -        30,000     $  1.15        30,000    $   1.15
      Forfeited                                     (7,200)   $   1.15       (10,200)    $  1.15       (16,600)   $   1.15
      Exercised                                          -           -             -           -             -           -
      ---------------------------------------------------------------------------------------------------------------------
      Outstanding at the end of the period         334,200                   347,800                   341,400
      ---------------------------------------------------------------------------------------------------------------------
      Exercisable at the end of the period         334,200                   347,800                   341,400
      Weighted-average fair value of grants
         during the period at less than
         market                                          -                               $ 35.48                  $  35.48
                                                                                         =======                  ========
      1998 Option plan:
      Outstanding at the beginning of the
         period                                    344,750                   213,000                   213,000
      Granted                                      116,000    $ 324.60             -           -       147,150    $ 228.60
      Forfeited                                    (24,350)   $ 124.80             -           -        (3,500)   $  34.00
      Exercised                                       (667)   $  34.00             -           -       (11,900)   $  34.00
      ---------------------------------------------------------------------------------------------------------------------
      Outstanding at the end of the period         435,733                   213,000                   344,750
      ---------------------------------------------------------------------------------------------------------------------
      Exercisable at the end of the period         435,733                   213,000                   344,750
      Weighted-average fair value of grants
         during the period                                    $ 324.60                         -                  $ 228.60
                                                                                                                  ========
      1999 Option plan:
      Outstanding at the beginning of the
         period                                  1,006,800                         -                         -           -
      Granted                                      954,100    $ 144.36             -           -     1,014,500    $  99.12
      Forfeited                                    (77,900)   $ 114.53             -           -        (7,700)   $ 127.98
      Exercised                                       -           -                -           -             -           -
      ---------------------------------------------------------------------------------------------------------------------
      Outstanding at the end of the period       1,883,000                         -                 1,006,800
      ---------------------------------------------------------------------------------------------------------------------
      Exercisable at the end of the period       1,883,000                         -                 1,006,800

------------------------------------------------------------------------------------------------------------------------------------
                                                      Six months ended            Six months ended               Year ended
                                                     September 30, 2000          September 30, 1999            March 31, 2000
                                                ------------------------------------------------------------------------------------
                                                                 Weighted                     Weighted                   Weighted
                                                        Shares    average             Shares   average           Shares   Average
                                                   arising out   exercise        arising out  exercise      arising out  exercise
                                                    of options      price         of options     price       of options     price
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of grants during                      $144.36                          -                      $ 99.12
 the period
------------------------------------------------------------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding as of September 30, 2000:

------------------------------------------------------------------------------------------------------------------------------
                                                  Outstanding                                       Exercisable
------------------------------------------------------------------------------------------------------------------------------
                          Number of            Weighted average                        Number of         Weighted
Range of                  shares  arising      remaining          Weighted average     shares arising    average exercise
exercise prices           out of options       contractual life   exercise price       out of options    price
------------------------------------------------------------------------------------------------------------------------------
$ 1.15 - $ 324.36                  2,652,933        2.35 years          $116.62            2,652,933              $116.62
------------------------------------------------------------------------------------------------------------------------------

  1.20.17  Income taxes

  The provision for income taxes comprises:

                                                                  Six months ended September 30
                                                                --------------------------------   Year ended
                                                                      2000            1999B       March 31, 2000
----------------------------------------------------------------------------------------------------------------
Current taxes
  Domestic taxes                                                      $1,831,956      $1,182,557      $2,505,952
  Foreign taxes                                                        5,162,380       2,759,300       6,538,256
----------------------------------------------------------------------------------------------------------------
                                                                       6,994,336       3,941,857       9,044,208
Deferred taxes
  Domestic taxes                                                        (310,863)        364,526        (850,891)
  Foreign taxes                                                                -               -               -
-----------------------------------------------------------------------------------------------------------------
                                                                        (310,863)        364,526        (850,891)
================================================================================================================
                                                                    ------------      ----------     -----------
Aggregate taxes                                                       $6,683,473      $4,306,383      $8,193,317
================================================================================================================

  The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:


                                                                                   As at
                                                                -----------------------------------------            As at
                                                                  September 30, 2000   September 30, 1999   March 31, 2000
--------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Property, plant and equipment                                             $2,835,241           $2,037,849       $2,480,883
Others                                                                       596,795                    -          195,383
--------------------------------------------------------------------------------------------------------------------------
                                                                           3,432,036            2,037,849        2,676,266
Less: Valuation allowance                                                   (554,907)            (687,000)        (110,000)
==========================================================================================================================
Net deferred tax assets                                                   $2,877,129           $1,350,849       $2,566,266
==========================================================================================================================

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at September 30, 2000. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

  All deferred tax expenses (benefits) are allocated to the continuing operations of the company.

  A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

                                                                   Six months ended September 30,     Year ended
                                                                ---------------------------------
                                                                       2000             1999        March 31, 2000
------------------------------------------------------------------------------------------------------------------
Net income before taxes                                             $ 66,297,032     $ 32,337,773     $ 69,537,845
Enacted tax rates in India                                                  38.5%            38.5%            38.5%
------------------------------------------------------------------------------------------------------------------
Computed expected tax expense                                         25,524,357       12,450,043       26,772,070
Less: Tax effect due to non-taxable export income                    (25,226,339)     (12,290,413)     (24,019,942)
      Others                                                             911,820          217,339       (1,121,972)
Effect of tax rate change                                                      -        1,131,822          (29,771)
Effect of prior period tax adjustments                                   311,255           38,292           54,676
------------------------------------------------------------------------------------------------------------------
Provision for domestic income taxes                                    1,521,093        1,574,083        1,655,061
Effect of tax on foreign income                                        5,162,380        2,759,300        6,538,256
==================================================================================================================
Aggregate taxes                                                     $  6,683,473     $  4,306,383     $  8,193,317
==================================================================================================================

  The provision for foreign taxes is due to income taxes payable overseas, principally in the United States. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP tax holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export deduction"). All but one of the company's software development facilities are located in designated Software Technology Parks ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP tax holiday available to such companies is restricted to ten consecutive years beginning from the financial year, when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally the export deduction will be phased out equally over a period of five years starting from the fiscal 2001. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates.

  1.20.18 Earnings per share

  A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below.


                                                                 Six months ended September 30    Year ended
                                                               -------------------------------
                                                                           2000           1999  March 31, 2000
--------------------------------------------------------------------------------------------------------------
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP
 Bffect of dilutive common equivalent shares - stock options         65,959,151     65,680,100      65,659,625
 outstanding                                                          1,138,170              -         204,365
Diluted earnings per equity share - weighted average number of
 common shares and common equivalent shares outstanding              67,097,321     65,680,100      65,863,990
--------------------------------------------------------------------------------------------------------------

  1.20.19 Lines of credit

  The company has a line of credit from its bankers for its working capital requirement of $ 1,086,720 bearing interest at prime lending rates as applicable from time to time. The prime lending rate of interest as of September 30, 2000 was 15.8%. This line of credit is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of September 30, 2000, the company had no balance outstanding under this facility.

  1.20.20 Financial instruments

  Foreign exchange forward contracts

  The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar. The counter party to the company's foreign currency forward contracts is generally a bank. Management believes that the risks or economic consequences of non-performance by the counter party are not material to its financial position or results of operations. There were no significant foreign exchange gains and losses on foreign exchange forward contracts during the six months ended September 30, 2000 and 1999 and fiscal 2000. There were no open foreign exchange forward contracts as of September 30, 2000, September 30, 1999 and March 31, 2000, respectively.

1.20.21  Segment reporting

1.20.21.1    Revenue by geographic area

---------------------------------------------------------------------------------------------------------------------------
                                                        Six months ended September 30,                   Year ended
                                                       ----------------------------------------
                                                                      2000               1999          March 31, 2000
--------------------------------------------------------------------------------------------------------------------------
North America                                                $ 133,191,257       $ 68,293,247          $  158,723,649
Europe                                                          31,540,046         13,607,735              30,064,939
India                                                            2,080,597          1,116,200               2,912,091
Rest of the world                                               11,384,983          4,653,398              11,743,075
--------------------------------------------------------------------------------------------------------------------------
                                                             $ 178,196,883       $ 87,670,580          $  203,443,754
===========================================================================================================================


SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as personnel costs, communication, depreciation on plant and machinery, etc., which form a significant component of total expenses, are not specifically allocable to these geographic segments as the underlying services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, management believes that it is not practical to provide segment disclosures relating to total assets since a realistic analysis among the various geographic segments is not possible.

1.20.21.2    Significant clients

No client accounted for more than 10% of the revenues in the six months ended September 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.22  Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $ 1,415,562, $ 364,485 and $ 1,207,110 as of September 30, 2000, September 30, 1999 and March 31, 2000, respectively. These guarantees are generally provided to governmental agencies.

1.20.23  Litigation

The company is subject to legal proceedings and claims, which have arisen, the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

1.20.24  Non-monetary transaction

During the six months ended September 30, 2000, the company transferred certain Intellectual Property Rights ("IPR") that it had developed and owned in a product called OnScan to OnScan Inc. OnScan is a comprehensive web-enabled wireless notification product. In exchange for the transfer, the company received consideration in the form of securities including 100,000 Common Stock, par value $ 0.01 each, 100,000 Series A Voting Convertible Preferred Stock, par value $ 0.0001 each and 4,400,000 Series A Nonvoting Convertible Preferred Stock, par value $ 0.0001 each. Convertible Preferred Stock is convertible into Common Stock automatically upon the closing of an Initial Public Offering by OnScan Inc.

As of September 30, 2000, the company's controlling interest in OnScan Inc. was approximately 12%. The transfer was recorded at historic cost and, accordingly, no gain was recognized on this transaction as of the date of transfer of the IPR.

1.20.25  Recent accounting pronouncements

In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. The company's management believes that its revenue recognition policy is in compliance with SAB 101 and does not believe that adoption of this Staff Accounting Bulletin has had a material impact on the company's financial position or results of operations.

In June 1998, SFAS No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," was issued which will be effective for the year ending March 31, 2001. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. These statements establish accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 and SFAS 138 are not anticipated to have a significant impact on the company's financial position or results of operations when adopted, since the company currently does not engage in hedging activities.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

2.1     Overview

     Infosys Technologies Limited (the "company") is a publicly held company providing information technology ("IT") solutions to Fortune 1000 and emerging new economy companies. Infosys' range of services includes IT consulting, IT architecture, application development, e-commerce and Internet consulting, and software maintenance. In addition, the company develops and markets certain software products. From fiscal 1995 through fiscal 2000, total revenue increased from $ 18.1 million to $ 203.4 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 4,625 and the number of its India-based software development centers increased from two to seventeen. The company also operationalized one global development center at Toronto, Canada in fiscal 2000 and another global development center in the United Kingdom during the quarter ended September 30, 2000.

     The company's revenues are generated principally from software services provided either on a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 2.7% of total revenue during the three months ended September 30, 2000. The company derived 75.0% of its total revenue from North America, 18.1% from Europe, 1.1% from India and 5.8% from the rest of the world during the three months ended September 30, 2000.

     During the three months ended September 30, 2000 and September 30, 1999, the company derived 31.4% and 10.3% of its total revenue, respectively, from internet and e-commerce projects. Due to shorter time-to-market considerations, e-business projects necessitate higher interaction with clients. This results in a higher proportion of services being performed at client sites. Services performed at a client site typically generate higher per capita revenues, but lower gross margins, than the same quantum of services performed at the company's own facilities. Consequently, any increase in work at client sites can decrease gross margins of the company.

     Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communication expenses, computer maintenance, cost of software purchased for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. Approximately 64% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportion of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at a client site. Services performed at a client site typically generate higher revenues per capita, but at a lower gross margin, than the same quantum of services performed at company facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms, and as a percentage of revenue, fluctuate from quarter to quarter based on the proportions of work performed offshore at company facilities and at client sites.

     Revenue and gross profits are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week classroom training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling and marketing expenses primarily consist of expenses relating to advertising, brand building, sales and marketing office leasing, salaries of marketing personnel and travel. General and administrative expenses consist of expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel and miscellaneous administrative costs.

     Other income includes interest income and foreign currency exchange gains.

     The company also intends to substantially expand its software development infrastructure in India. The company had committed $26.4 million towards various capital acquisitions as of September 30, 2000. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend an amount of approximately $ 32.6 million on various capital acquisitions for the rest of fiscal 2001 and intends to use its internal accruals to fund this expansion.

2.2       Results of operations

     2.2.1 Three months ended September 30, 2000 compared to three months ended September 30, 1999

     Revenue. Total revenues were $ 97.9 million for the three months ended September 30, 2000, representing an increase of 104.3% over total revenues of $ 47.9 million during the same period in the fiscal 2000. Revenues continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenues was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services, and telecommunications industries. Net sales of Finacle(TM) and other products represented 2.7% of total revenues for the three months ended September 30, 2000 as compared to 4.2% in the corresponding period in fiscal 2000. Revenue from services represented 97.3% of total revenues for the three months ended September 30, 2000 as compared to 95.8% in the corresponding period in fiscal 2000. Revenue from fixed-price, fixed-time frame and time-and-materials contracts represented 27.6% and 72.4%, respectively, of total revenues in the three months ended September 30, 2000 as compared to 29.5% and 70.5%, respectively, in the three months ended September 30, 1999. Revenue from North America and Europe represented 75.0% and 18.1%, respectively, of total revenue for the three months ended September 30, 2000 as compared to 78.2% and 14.8%, respectively, during the same period in fiscal 2000.

     Cost of Revenues. Cost of revenues was $ 50.2 million for the three months ended September 30, 2000, representing an increase of 92.3% over the cost of revenues of $ 26.1 million for the same period in fiscal 2000. Cost of revenues represented 51.3% and 54.4% of total revenues for the three months ended September 30, 2000 and September 30, 1999, respectively. This decrease in costs as a percentage of revenues was attributable to an increase in blended billed rates to clients during the three months ended September 30, 2000 as compared to the quarter ended September 30, 1999 as well as a decrease in data communication expenses which have decreased to 1.2% of revenues as compared to 2.7% of revenues during the three months ended September 30, 2000 and 1999, respectively. The decrease is partially offset by an increase in personnel costs from annual salary increments effective April 1, 2000, increase in onsite living costs effective September 1, 2000 and increased personnel costs for new hires. Cost of revenues for services represented 51.4% and 55.0% of revenues from services for the three months ended September 30, 2000 and September 30, 1999, respectively. Cost of revenues for product sales represented 45.8% and 41.8% of revenues for product sales for the quarters ended September 30, 2000 and September 30, 1999, respectively.

     Gross Profit. Gross profit was $ 47.7 million for the three months ended September 30, 2000 representing an increase of 118.6% over gross profit of $ 21.8 million for the three months ended September 30, 1999. This increase was attributable to a favorable business mix. As a percentage of total revenues, gross profit increased to 48.7% for the three months ended September 30, 2000 from 45.6% for the corresponding period in fiscal 2000. This increase in gross margins was attributable to an increase in blended billed rates to clients during the three months ended September 30, 2000 as compared to the quarter ended September 30, 1999 as well as a decrease in data communication expenses which have decreased to 1.2% of revenues as compared to 2.7% of revenues during the three months ended September 30, 2000 and 1999, respectively. The decrease is partially offset by an increase in personnel costs from annual salary increments effective April 1, 2000, increases in onsite living costs effective September 1, 2000 and increased personnel costs for new hires. Gross profit from services was $
     46.3 million for the three months ended September 30, 2000, an increase of 123.7% over gross profit of $ 20.7 million for the three months ended September 30, 1999. The gross profit from the sales of Finacle(TM) and other products was $ 1.4 million for the three months ended September 30, 2000, an increase of 27.3% over gross profit of $ 1.1 million for the corresponding period in fiscal 2000. As a percentage of service revenues, gross profit from services increased to 48.6% for the three months ended September 30, 2000 from 45.0% for the three months ended September 30, 1999. Gross profit from product sales, as a percentage of product revenues, was 54.2% for the three months ended September 30, 2000 as compared to a gross profit of 58.2% for the corresponding period in fiscal 2000.

     Selling and marketing expenses. Sales and marketing expenses were $ 5.0 million in the three months ended September 30, 2000, an increase of 199.9% over sales and marketing expenses of $ 1.7 million in the three months ended September 30, 1999. As a percentage of total revenues, sales and marketing expenses increased to 5.1% in the three months ended September 30, 2000 from 3.5% for the three months ended September 30, 1999 due to a general increase in the scale of operations, salaries of sales and marketing personnel and an increase in brand building expenses which amounted to 0.9% of revenues for the three months ended September 30, 2000 when compared to no sales and marketing expenses for the three months ended September 30, 1999. The number of sales offices increased to 22 as of September 30, 2000, from 18 as of September 30, 1999. As of September 30, 2000, the number of sales and marketing personnel increased to 87, up from 58 as of September 30, 1999.

     General and administrative expenses. General and administrative expenses were $ 9.3 million for the three months ended September 2000, representing an increase of 117.5% over general and administrative expenses of $ 4.3 million for the three months ended September 30, 1999. General and administrative expenses were 9.5% and 8.9% of total revenues for the three months ended September 30, 2000 and 1999, respectively. This increase in general and administrative expenses as a percentage of revenues was primarily attributable to an increase in the provision for doubtful debts, which comprised 1.1% of revenues during the three-month period ended September 30, 2000 as compared to 0.4% in the corresponding previous period. The increase in general and administrative expenses is also partly due to a general increase in management, finance and administrative costs.

     Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $ 1.3 million in each of the three months ended September 30, 2000 and 1999. Deferred stock compensation expense reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

     Operating Income. Operating income was $32.2 million for the three months ended September 30, 2000, an increase of 120.3% over the operating income of $14.6 million for the corresponding period in fiscal 2000. As a percentage of revenues, operating income increased to 32.9% for the three months ended September 30, 2000 from 30.4% for the corresponding period in fiscal 2000.

     Other Income. Other income was $4.3 million for the three months ended September 30, 2000 as compared to $2.2 million for the corresponding period in fiscal 2000. Other income during the three months ended September 30, 2000 includes $2.1 million arising from exchange differences on translation of foreign currency deposits, interest income of $2.0 million earned on proceeds from the issue of American Depositary Shares and income of $ 15,000 from the sale of Special Import Licenses. Other income for the three months ended September 30, 1999 includes $ 0.4 million from exchange differences on translation of foreign currency deposits, interest income of $0.9 million earned on proceeds from the issue of American Depositary Shares and income from the sale of Special Import Licenses of $0.3 million.

     Provision for Income Taxes. Provision for income taxes was $3.7 million for the three months ended September 30, 2000 as compared to $2.1 million for the corresponding period in fiscal 2000. The company's effective tax rate decreased to 10.2% for the three months ended September 30, 2000 as compared to 12.5% for the corresponding period in fiscal 2000. The effective tax rate decreased as additional company operations became eligible for Government of India sponsored tax holidays and tax exemptions.

     Net Income. Net income was $ 32.8 million for the three months ended September 30, 2000, an increase of 122.7% over net income of $14.7 million for the corresponding period in fiscal 2000. As a percentage of total revenues, net income increased to 33.5% for the three months ended September 30, 2000 from 30.7% for the corresponding period in fiscal 2000.

2.3       Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $ 4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $7.7 million through private placements of its equity shares with foreign institutional investors. In 1999, the company raised $66.3 million through the issue of American Depositary Shares (ADSs). As of September 30, 2000, the company had $ 116.5 million in cash and cash equivalents, $ 146.1 million in working capital and no outstanding bank borrowings. As of September 30, 2000, the company also had an aggregate of $1.1 million in working capital lines of credit with two commercial banks.

     Net cash provided by operating activities was $ 64.0 million and $ 28.2 million in the six months ended September 30, 2000 and 1999, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of total revenues, represented 14.8% and 17.5% as of September 30, 2000 and 1999, respectively. Further, the average days outstanding of accounts receivable has increased in the 0-30 and greater than 90 day aging periods and decreased in the 31-60 and 61-90 day aging periods. The company believes that this is due to improved account collection practices. The company's policy on accounts receivable includes a periodic review of its accounts receivable, including a review of the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; the quality of service delivered by the company to the client and the current economic environment, to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured accounts, and further subclassified between good or doubtful accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days. Prepaid expenses and other current assets increased by $ 1.9 million and $ 1.7 million during the six months ended September 30, 2000 and 1999, respectively. The increases in both periods were primarily due to increases in loans to employees.

     Unearned revenue as of September 30, 2000 was $ 16.0 million compared to $ 6.4 million as of September 30, 1999 and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. The proportion of fixed-price contracts under which the company was entitled to bill clients in advance increased as of September 30, 2000 over the prior year.

     Net cash used in investing activities was $ 47.2 million and $15.0 million in the six months ended September 30, 2000 and 1999, respectively. Net cash used in investing activities in the six months ended September 30, 2000 and 1999 consisted primarily of $ 41.1 million and $ 13.0 million, respectively, for property, plant and equipment. Additionally, the company purchased units of common stock and convertible preferred stock of M-Commerce Ventures Pte Ltd for an aggregate purchase price of US$ 0.1 million, common stock in Alpha Thinx Mobile Phone Services AG for an aggregate purchase price of US$0.5 million and common stock in Asia Net Media BVI Ltd., for an aggregate purchase price of US$1.5 million during the three months ended September 30, 2000.

     Publicly-traded Indian companies customarily pay dividends. The company paid cash dividends of $ 4.7 million and $ 2.5 million in the six months ended September 30, 2000 and 1999, respectively. In fiscal 2000, the company declared a dividend of $ 7.26 million, which was paid partly in fiscal 2000.

     As of September 30, 2000, the company had contractual commitments for capital expenditure of $ 21.2 million.

2.4       Reconciliation between the US and the Indian GAAP

     There are material differences between the financial statements prepared in Indian and U.S. GAAP. The material differences primarily attributable to provision for deferred taxes, accounting for stock-based compensation and valuation of short-term investments, (which are marked to market and adjusted against retained earnings) and the consolidation of accounts of subsidiary, as required by U.S. GAAP. Indian GAAP does not require a provision for deferred taxes, amortization of deferred stock compensation, the consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

     ----------------------------------------------------------------------------------------------------------------------
     Reconciliation of net income                     Three months ended                       Six months ended
                                           --------------------------------------------------------------------------------
                                         September 30, 2000   September 30, 1999    September 30, 2000  September 30, 1999
     ----------------------------------------------------------------------------------------------------------------------
     Net profit as per Indian GAAP               33,865,614        $ 15,238,792           62,431,499         29,358,517
     Adjustments:
     Amortization of deferred stock              (1,275,796)         (1,293,002)          (2,551,592)        (2,543,102)
        compensation
     Deferred income taxes                          192,068             (28,400)            (310,863)          (364,326)
     Provision for contingencies                         -                   -                    -             777,180
     Provision for e-inventing the                       -              803,121              (87,387)           803,121
        company
     Provision for retirement benefits                   -                   -               741,000                 -
        to employees
     Transfer of intellectual property                   -                   -            (1,230,824)                -
        rights
     Net income as per US GAAP                   32,781,886          14,720,511           59,613,559         28,031,390
------------------------------------------------------------------------------------------------------------------------------------

2.5       Investments

     2.5.1 Yantra Corporation

     Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $ 1.6 million and $ 2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. As of October 20, 1998, the company owned all of the outstanding common stock of Yantra, but had no financial obligations or commitments to Yantra and did not intend to extend Yantra with any financial support. Accordingly, Yantra's results after October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $ 1.3 million and $ 2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $ 574,000 and $ 546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. In June 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, reducing the company's voting control to approximately 25%. In July 2000, Yantra sold Series D Convertible Preferred Stock amounting to $ 40 million, to unrelated existing and new investors, further reducing the company's voting control to approximately 16%.

     2.5.2    Other Investments

     During the three months ended September 30, 2000, the company committed to invest $ 0.6 million in M-Commerce Ventures Pte Ltd ("M-Commerce"), a Singapore venture fund corporation, equivalent to Singapore Dollar ("S$") 1,000,000 and purchase 100 units in the fund. The company made an investment of US$0.1 million (equivalent to S$ 200,000) and acquired 20 units of M-Commerce, pursuant to a 20% capital call notice issued by M-Commerce. Each unit represents one share of Common Stock of nominal value S$ 1 per share and 9 Shares of Redeemable Preferred Stock of nominal value S$1 at a premium of S$ 1,100 per share.

     During the same period, the company also invested in Alpha Thinx Mobile Phone Services AG, ("Alpha Thinx"), a company incorporated under Austrian Law by purchasing 27,790 shares of Common Stock of par value EUR 1 per share for an aggregate investment of $480,300.

     During the three months ended September 30, 2000 the company also invested inAsia Net Media BVI Ltd, ("Asia Net Media"), a British Virgin Islands registered corporation by purchasing 30 million shares of Common Stock of Asia Net Media, par value $ 0.01 per share for an aggregate investment of $ 1,500,000.

2.6       Principles of Currency Translation

     In the three months ended September 30, 2000, 95.9% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the dates revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

2.7       Income Tax Matters

     The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include:
     (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP tax holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally, the export deduction will be phased out equally over a period of five years starting from fiscal 2001. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates. There is no assurance that the

     Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

2.8       Effects of Inflation

     The company's most significant costs are salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.9       Year 2000 Compliance

     The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. The company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Quarterly Report, the company has not experienced any material Year 2000 related problems. However, there can be no assurance that modifications and upgrades made to its internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem. There can also be no assurance that the company may not face any problems in the future.

2.10      Accounting Pronouncements

     In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. The company's management believes that its revenue recognition policy is in compliance with SAB 101 and does not believe that adoption of this Staff Accounting Bulletin has had a material impact on the company's financial position or results of operations.

     In June 1998, SFAS No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," was issued which will be effective for the year ending March 31, 2001. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. These statements establish accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 and SFAS 138 are not anticipated to have a significant impact on the company's financial position or results of operations when adopted, since the company currently does not engage in hedging activities.

2.11      Risk factors

     2.11.1   Management of growth

     The company has experienced significant growth in recent periods. The company's revenues in the three months ended September 30, 2000 grew by 104.3% over the three months ended September 30, 1999. As of September 30, 2000, the company employed approximately 6,940 software professionals worldwide with 17 software development facilities in India as compared to approximately 4,120 with 11 facilities as of September 30, 1999. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

     2.11.2   Potential fluctuations in future operating results

     Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives;

     the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the company's equity shares and ADSs are likely to be materially adversely affected.

     2.11.3   Risks related to investments in Indian securities

     The company is incorporated in India and substantially all of its assets, and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

     Political and economic environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

     In recent years, financial turmoil in certain Asian countries, Russia and elsewhere in the world have affected market prices in the world's securities markets, including the United States and Indian markets. Events of this nature could cause decreases in the securities prices on United States and Indian stock exchanges, including the market prices of the company's equity shares and ADSs.

     Government of India incentives and regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

     Restrictions on foreign investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain Reserve Bank of India ("RBI") approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

     Exchange rate fluctuations. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the five-year period from March 31, 1995 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 38.9%. For the six months ended September 30, 2000 and for fiscal 2000 and 1999, the company's U.S. dollar-denominated revenues represented 89.8%, 88.3% and 88.1%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has in the past sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. As of September 30, 2000, the company had no outstanding forward contracts and is currently not actively hedging against exchange rate fluctuations. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for the six months ended September 30, 2000 and for fiscal 2000 and fiscal 1999, the company's foreign currency translation losses were approximately $ 12.0 million, $ 5.0 million and $ 2.1 million, respectively.

     Fluctuations in the exchange rate between the rupee and the U.S. dollar also will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

     2.11.4   Substantial investment in new facilities

     As of September 30, 2000, the company had contractual commitments of $ 26.4 million for capital expenditure and has budgeted for significant expansion of infrastructure in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

     2.11.5   Restrictions on US immigration

     The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of September 30, 2000, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (860 persons) or L-1 visas (271 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in March 2000 by the U.S. Government for its fiscal year ended September 30, 2000 and in May 1999 for the fiscal year ended September 30, 1999. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing U.S. immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

     2.11.6   Risks related to international operations

     While most of the company's software development facilities are currently located in India, the company intends to develop new software development facilities in other regions, including potentially South-East Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

     2.11.7   Dependence on skilled personnel; risks of wage inflation

     The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

     2.11.8   Client concentration

     The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For the three months ended September 30, 2000 and for fiscal 2000 and 1999, the company's largest client accounted for 7.7%, 7.2% and 6.4%, respectively, of the company's total revenues and its five largest clients accounted for 24.9%, 30.2% and 28.4%, respectively, of the company's total revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

     2.11.9   Fixed-price, fixed-time frame contracts

     As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

     2.11.10  Infrastructure and potential disruption in telecommunications

     A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mohali and Mysore, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

     2.11.11  Decreased demand for Year 2000 services

     Year 2000 conversion projects represented 0%, 6.3% and 19.8% of the company's total revenue for the three months ended September 30, 2000 and for fiscal 2000 and 1999, respectively. The high demand for these time-sensitive projects resulted in pricing and margins that were favorable to the company. There is no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and redeploy IT professionals who were assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, since Year 2000 conversion projects are now essentially completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

     2.11.12  Competition

     The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

     2.11.13  Dependence on key personnel

     The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

     2.11.14 Potential liability to clients; risk of exceeding insurance coverage

     Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

     2.11.15  Risks associated with possible acquisitions

     The company intends to evaluate potential acquisitions on an ongoing basis. As of the date of this Quarterly Report, however, the company has no understanding, commitment or agreement with respect to any material future acquisition. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

     2.11.16  Risks associated with strategic investments

     The company has made, and continues to make, strategic investments in various companies. However, there can be no assurance that the company will be successful in its investments and will benefit from such investments. The loss of any of such investments could have a material adverse effect on the company's business, financial condition and results of operations.

     2.11.17  Risks associated with incubation

     The company incubates employee ideas that it expects to be commercially viable. The company may incur significant expenditures until the successful commercialization of these ideas. The company may also hold equity in these incubation ventures in return for transfers of intellectual property rights related to incubated ideas. However, there can be no assurance that the company will be successful in incubating ideas, will be successful in commercializing such ideas, or will benefit from such incubation ventures. The failure of any of such incubation ventures could have a material adverse effect on the company's reputation, business, financial condition and results of operations.

     2.11.18  Risks related to software product sales

     The company derived 2.7%, 2.6% and 3.2% of its total revenue from the sale of software products in the three months ended September 30, 2000, fiscal 2000 and fiscal 1999, respectively. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

     2.11.19  Restrictions on exercise of preemptive rights by ADS holders

     Under the Indian Companies Act, 1956 ("Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the

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

     extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

     2.11.20  Intellectual property rights

     The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India and the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in the future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

     2.11.21 Control by principal shareholders, officers and directors; anti-takeover provisions

     The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 25.2% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company.

     The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and
     (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquiror from attempting to obtain control of the company.

Item 3.   Quantitative and Qualitative Disclosure About Market Risk

3.1       Foreign Currency Market Risk

     This information is set forth under the caption "Exchange rate fluctuations" under item 2.11.3, Risks related to Investments in Indian securities, above, and is incorporated herein by reference.

                          Part II - Other Information
--------------------------------------------------------------------------------

Item 1.   Legal Proceedings

     The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2.   Changes in Securities and Use of Proceeds

     As of September 30, 2000, the net proceeds of the company's ADS offering in March 1999 were completely deployed as capital expenditures incurred in the construction of the company's software development facilities in Pune, Mangalore, Bhubaneshwar and construction of Infosys Park, Phase I & II, adjacent to the company's headquarters in Electronics City Bangalore.

Item 3.   Default upon senior securities

     None

Item 4.   Submission of matters to a vote of security holders

     None

Item 5.   Other Information

     None

     The Board in its meeting held on October 10, 2000, appointed Professor Jitendra Vir Singh, as an Additional Director of the company effective October 10, 2000, pursuant to Section 260 of the Companies Act, 1956. He will hold office until the date of the next Annual General Meeting, when his appointment, as a non-executive director will be placed for the approval of the members.

     Professor Jitendra Vir Singh is the Vice Dean, International Academic Affairs at the Wharton School, University of Pennsylvania, since 1998. Earlier, Professor Singh was Director of the Emerging Economies Program at Wharton from 1996-98. From 1991-1995, he was Research Director, Entrepreneurship at the Sol C. Snider Entrepreneurial Center at Wharton. Professor Singh has been a faculty member at Wharton since 1987 prior to which, he was at the University of Toronto, Canada where he was an Associate Professor in the (now) Rotman School of Business. Professor Singh received his Ph.D. from Stanford Business School in 1983. In 1991, he received an M.A. (h.c.) from University of Pennsylvania. His earliest education was in natural and mathematical sciences and he received his B.Sc. from Lucknow University in India in 1972. Professor Singh received his MBA from the Indian Institute of Management, Ahmedabad, India in 1975.

     Professor Singh serves as advisor for several high technology startup firms, including, San Francisco based Esurance, an integrated online insurance company and Seattle based vCustomer, which, provides online customer support to e-Commerce firms. He is also on the advisory board of EurIndia, a London based marketing accelerator for small Indian software companies and other high tech firms in India and the US. Professor Singh has published several papers in leading management journals and currently serves on the editorial boards of Asia Pacific Journal of Management, Strategic Management Journal and Organization Science. He has edited two books - Organizational Evolution: New Directions (Sage Publications, 1990), and Evolutionary Dynamics of Organizations (co-authored with Joel Baum, Oxford University Press, 1994).

Item 6.   Exhibits and Reports

     Infosys filed no reports on Form 8-K during the quarter ended September 30, 2000.

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

EXHIBIT INDEX
     ---------------------------------------------------------------------------
          Exhibit Number      Description of Document
     ---------------------------------------------------------------------------
                    19.1      Infosys Quarterly report to the shareholders for
                              the quarter ended September 30, 2000.

                    27.1      Financial Data Schedule.
     ---------------------------------------------------------------------------

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

     Dated: October 18, 2000.             Infosys Technologies Limited

                                   By:    /s/ Narayana N. R. Murthy
     ---------------------------------------------------------------------------
                                          Narayana N. R. Murthy,
                                          Chairman and Chief Executive Officer

                                          /s/ Nandan M. Nilekani
     ---------------------------------------------------------------------------
                                          Nandan M. Nilekani,
                                          Managing Director, President and
                                          Chief Operating Officer

                                                                              36